                                                                                  May 1, 2018

Pinnacle Value Fund, a series of Bertolet Capital Trust

745 Fifth Ave- 2400

New York, NY  10151

Re: Fee waiver & expense reimbursement (Expense cap)

Gentlemen;

Reference is made to Investment Advisory Agreement made March 22, 2003 and amended Oct. 30, 2007 (Agreement) between Bertolet Capital Trust on behalf of the Pinnacle Value Fund (Fund) and Bertolet Capital LLC (Adviser).

With respect to provisions of Section 4 (Investment Advisory Fee) of Agreement, Adviser agrees to waive fees for services provided by it under Agreement in amount necessary so that Fund Annual Operating Expenses do not exceed 1.24% of Fund average net assets through April 30, 2019. If after giving effect to provisions of the preceding sentence, Adviser is not entitled to receive compensation, Adviser will reimburse Fund expenses as necessary so that Fund’s Annual Operating Expenses do not exceed the 1.24% expense ratio cap.

Adviser is entitled to fees waived or expenses reimbursed by Adviser to Fund. Fees waived and expenses reimbursed during a given year may be paid to Adviser during the following 3 year period to the extent payment of such expenses does not cause Fund to exceed the 1.24% expense ratio cap.

Adviser’s obligation to waive fees or reimburse expenses shall not apply to any period when Adviser is not rendering services to Fund.

For purposes of this Agreement, the term Annual Operating Expenses shall include all  expenses necessary and appropriate for Fund operation including  investment advisory fee under Section 4 of  Agreement but shall exclude any 12b-1 distribution fees, acquired fund fees & expenses, litigation, indemnification or other extraordinary expenses.

                                                                                        Very truly yours:

                                                                                        BERTOLET CAPITAL LLC

                                                                                        By:/s/ John E. Deysher, President